Filed by Terra Networks, S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Subject Company: Lycos, Inc.
                                                    Commission File No. 0-27830


                    Terra Networks, S.A. Slide Presentation


                               [terra LYCOS Logo]


                      The Creation of a Global Leader in
                            Internet, New Media and
                                Communications


             [Telefonica Logo]                     [Bertelsmann Logo]

                             Safe-Harbor Statement

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Terra's and Lycos's businesses will not be integrated successfully; costs related to the merger; failure of the Terra or Lycos stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

For a detailed discussion of these and other cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-1 filing that became effective in November 1999, and Lycos's filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Management's Discussion and Analysis in its From 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos's S-3 filing that became effective in March, 2000.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Terra and Lycos. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Terra and Lycos with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Terra.

                               Mission Statement

                      To be the leading global provider of
                                     Access
                                    Content
                                  and Commerce

                Terra Lycos: a Four-Part Value Creation Package


                               [GRAPHIC OMITTED]


     Merger between                               Euro 2.2bn capital
    Terra and Lycos                           injection underwritten by
                                                      Telefonica


     Alliance with                                  Mobile Portal
      Bertelsmann                                   Alliance with
                                                  Telefonica Moviles

                              Transaction Summary


Exchange Ratio:          $97.55 dollars for every Lycos share
Collar:                  Symmetrical 20%
Structure:               Tax free exchange of shares
Accounting:              Purchase
Listing:                 Madrid, NASDAQ
Closing Conditions:      Shareholder votes
                         Regulatory approval and other customary conditions
Expected Closing:        Calendar 3Q '00


     [Telefonica Logo]                            [Bertelsmann Logo]

Telefonica will underwrite a Euro 2.2        Bertelsmann commits to a broad
Billion Terra rights offering at             world-wide alliance and enters
Euro 62.00, to be closed prior to the        multi-year commerce agreement
closing

Telefonica Moviles will form a joint
venture with Terra Lycos for a global
wireless unit.

                           Description of the Collar

                      Acquisition               Amount of    Implied   Implied
            Terra      Price per                New Terra     Lycos     Lycos
           Average       Lycos      Exchange    Shares to     Market    Market   % Lycos/
           Price(a)      Share      Ratio(b)   be Issued(m)   Cap(d)    Cap(d)   % Terra
           -------    -----------   --------   -----------   -------   -------   -------
 Above
 Upper
  End      >$68.06      >$97.55      1.433x       191.8      >$13.1bn  >$21.7bn  38%/62%

  Upper
   End      $68.06       $97.55      1.433x       191.8       $13.1bn   $21.7bn  38%/62%

 Central
Reference   $56.72       $97.55      1.720x       230.1       $13.1bn   $18.1bn  42%/58%

  Lower
   End      $45.37       $97.55      2.150x       287.7       $13.1bn   $14.5bn  47%/53%

  Below
  Lower
   End     <$45.37      <$97.55      2.150x       287.7      <$13.1bn  <$14.5bn  47%/53%


o Average closing price of Terra shares for the ten days ending on the tenth day prior to the closing date of the transaction
o    Number of Terra shares per each Lycos share
o    Assuming 133.8 million fully diluted Lycos shares
o    Including the shares issued in the forthcoming $2bn rights issue (i.e.
     35.6 million shares)

                                  Analysis of
                             Relative Contributions


                              Terra                         Lycos     Combined
Proportion Terra/Lycos (%)
 Upper End Collar             $21.7bn   62.5%        37.5%  $13.1bn   $34.8bn
 Agreed Exchange Ratio        $18.1bn   58.1%        41.9%  $13.1bn   $31.2bn
 Lower End Collar             $14.5bn   52.6%        47.4%  $13.1bn   $27.5bn

Revenues (US$M)
 LTM                              133   29.7%        70.3%      315       448
 2000E(a)                         155   32.6%        67.4%      321       476
 2001E(b)                         279   38.7%        61.3%      442       720

Unique Visitors ('000)         11,700   26.2%        73.8%   32,900    44,600
Daily Page Views (M)               26   17.7%        82.3%      120       146

Market Capitalisation (US$M)
 As of 15 May 2000             16,138   66.3%        33.7%    8,194    24,332
 Max 90 Days                   39,725   79.3%        20.7%   10,355    50,080
 Min 90 Days                   14,542   76.2%        23.8%    4,537    19,080


o    Analyst consensus

                             Terra Lycos Leadership

o    Senior Management
     -    Chairman: Juan Villalonga
     -    CEO: Bob Davis
     -    COO: Abel Linares
     -    CFO: Ted Philip                                   Strong Incentive
                                                            Program to Retain
o    Board of Directors                                           Talent
     -    14 Total (of which, 7 independent),
          11 from Telefonica/Terra and 3
          from Lycos

                           Key Investment Highlights

o    Creation of a unique global Internet player
o    Valuable strategic partners: Telefonica and Bertelsmann
o    Geographical complementarity
o    Rebalanced revenue mix and complementary skills
o    Access + Content: at the forefront of convergence
o    Strong content base
o    49% of mobile multi-access portal
o    A "must buy" network for advertisers and e-commerce partners
o    Substantial synergy potential
o    Strong management team

              Terra Lycos: A Global Leader in Key Internet Regions


                               [GRAPHIC OMITTED]


               Canada #1           Western Europe #2

                                                                      Japan #2
U.S. Hispanic #1
                                                            Korea #1
Total U.S. #4


          Latin America #1                        Asia Pacific #1



                       o Global presence in 37 countries
                       o 175 Million page views per day
                       o 3# Internet company in the world

                          The Global Convergence Race


The only company with...

                              [terra LYCOS Logo]
-------------------------------------------------------------------------------
Global Present                x
Content                       x
Fixed Telephony               x
Wireless                      x         >    At the forefront of the
ADSL                          x              convergence of media and
Cable                         x              communications globally
Satellite                     x
Multi Access Platform         x

                       The Terra Lycos Value Proposition


      Providing      Aggregating      Offering Rich      Monetizing
      Access         Audience         Content            Traffic

      Terra Libre    terra            QUOTE.COM          Lyco Shop
      Lycos Free     LYCOS            Gamesville         WINGSPANBANK.COM
      Commundo       HOTBOT           terra              BARNES & NOBLE
      Terra Line     Angelfire        sonique            BBVA
      Terra Premium  tripod           invertia.com       DeRemate.com
                                      Wired News         Amadeus
                                      Big Brother
                                      LYCOS Zone

                                  Terra Lycos:
                            High Value-Added Content


[Telefonica Logo]                  [terra                 [Bertelsmann Logo]
           MEDIA                    TYCOS
                                    Logo]
o #1 Broadcast TV in                                    o World's 3rd Largest
  Spain & Argentina                                       Media Conglomerate
o #2 Pay TV in Spain                                      Present in 54
  & Argentina                                             Countries
o Radio                                                 o Active in:
                                                           - New Media
                                 [Endemol Logo]            - Book publishing
                                                           - Music
                             o Leading independent         - TV broadcasting
                               TV producer in the          - Periodicals
                               Netherlands, Spain,
                               Italy, Portugal,
                               Poland & Scandinavia

                    A "Must Buy" Network for Advertisers and
                              e-commerce Partners

o    Global coverage and content
o    Multi-national advertising platform
o    Only leading global English and Spanish Internet company
o    Improved content will yield increased stickiness
o    Sales staff of 300+

                            Alliance with Telefonica

    Terra Lycos: Multiple Access Through Strategic Alliance with Telefonica


                                Fixed Telephony
                                     Cable
                                   Wireless
                                   Broadband

[Telefonica Logo]             [Telefonica Logo]        Telefonica Servicios
                                         MEDIA          Moviles, S.A.

o 40 Mil. lines            o 2.3 Mil. Subscribers      o 20 Mil. Subscribers
o ADSL                     o Cable Broadband           o Wireless Broadband

                                62.3 Mil. Total

                              Creation of Wireless
                           Multi Access Portal (MAP)


                          o Joint Venture Terra Lycos
                            (49%) & Telefonica
                            Moviles (51%)

                            o Access through
                              wireless platform

                            o Content distribution
Telefonica Servicios          to 20 million customers        [terra LYCOS Logo]
 Moviles, S.A.
                            o Realtime E-Commerce


                            o Anytime Anyplace

                            o Killer applications

                           Alliance with Bertelsmann


[Bertelsmann Logo]             Strategic Alliance            [terra LYCOS Logo]


o Bertelsmann commits to acquire advertising, placement and integration services from Terra Lycos Worldwide

o Terra Lycos gain access to Bertelsmann's catalogue of books, music, television, film and other media content, on preferred terms

o Bertelsmann and Terra Lycos will also be working cooperatively to develop platforms for digital delivery of both music and books

                 The Third Largest Media Conglomerate Worldwide

                              [Bertelsmann Logo]


o    Presence in 54 countries worldwide
o    #1 publishing house worldwide (Random House)
o    #1 TV producer worldwide, #1 TV distributor in Europe (CLT-UFA/Pearson TV)
o    #1 magazine publisher in Europe (Gruner + Jahr)
o    #4 music company in the world (BMG Entertainment)
o    #1 professional information in Germany (Bertelsmann Springer)
o    #1 in clubs worldwide and #2 in media e-commerce worldwide
     (Bertelsmann Direct)
o    #1 printing house in Europe and #1 in distribution/services
     (Bertelsmann Arvato)

                             Rebalanced Revenue Mix


                               [GRAPHIC OMITTED]

[terra Logo](a)
e-Commerce    Advertising    Other    Access
    2%            20%         14%       68%          Other    Access    e-Commerce    Advertising
                                                      5%        23%         24%           48%
                                               >
[LYCOS Logl](b)
e-Commerce    Advertising
    35%           65%


o 3 months ending 31st March 2000
o 3 months ending 31st January 2000

                          Geographical Complementarity


                               [GRAPHIC OMITTED]


[terra Logo]                      [LYCOS Logo]               [terra LYCOS Logo]

                              Terra Lycos Presence
                               in Growth Regions


                            1999-2003E CAGR (%)(a)


           27%           37%            31%       23%        22%

          World      Latin America      Asia      U.S.      Europe
            #3           #1             #1,#3    #1,#4        #2


(a)  Number of Internet users.

Source: International Data Corporation

                              Synergies and Value
                               Creation Potential


               o    Advertising revenues
 Revenue       o    Cross fertilization of content
Synergies      o    e-commerce
               o    Bertelsmann alliance


               o    Lycos potential expansion into Spanish & Portuguese world
  Avoided      o    Terra's potential further expansion into the US
Investments    o    Terra's potential expansion into Europe


  Mobile       o    Potential access subscribers in 18 months = 4m
  Portal       o    Current value of Terra with 2 million access
                    subscribers = >$12 bn

                       The Creation of a Global Leader in
                    Internet, New Media and Communications


Global presence                    37 countries

Scale(a)                           175 Million page views per day
                                   More than 40 Million unique visitors
                                   $500 Million -- 2000E revenues

Strong Cash Position               C2.2bn rights issue

Growth in Major Areas(b)           Latin America 37%
                                   Asia 31%
                                   U.S. 23%
                                   Europe 22%

Diversified Revenues               Advertising    52%
                                   ISP            26%
                                   E-Commerce     22%

Strategic Alliances                Telefonica
                                   Bertelsmann

Broadband Access                   ADSL
                                   Cable
                                   Satellite
                                   Wireless


o    Pro-forma information
o    # of Internet users

                               [terra LYCOS Logo]


                      The Creation of a Global Leader in
                            Internet, New Media and
                                Communications


             [Telefonica Logo]                     [Bertelsmann Logo]